Filed by Maxwell Technologies, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the

Securities Exchange Act of 1934

Subject Company: Maxwell Technologies, Inc.

(Commission File No. 001-15477)

February 4, 2019

To all Maxwell Technologies Employees,

Today marks an important time in our Company’s history, as we just announced that Maxwell has entered into a Merger Agreement to be acquired by Tesla, one of the most innovative global companies. We share Tesla’s vision to accelerate the world’s transition to sustainable energy, and by working together, I am confident that we can build a better and cleaner world for us all.

Upon closing, Maxwell and its employees will become part of the Tesla family. Without your dedication and commitment, we would not be in this position to begin with. This truly is a culmination of your hard work and you should all be proud of what we have accomplished. Between now and closing, we will work closely with the Tesla team to ensure there is a seamless integration when this transaction closes. Let’s provide them with our full support and demonstrate all of the great things we have and continue to accomplish as the Maxwell team.

As you will see from today’s press release and in related documents filed with the Securities and Exchange Commission, our board of directors unanimously approved this Merger Agreement. The proposed transaction, which has been constructed as a stock-for-stock exchange, values our shares at $4.75 per share. We are targeting to close this transaction sometime in the second quarter, or shortly thereafter, but the exact timing will be subject to the successful tender of shares, regulatory approvals and customary closing conditions.

Additionally, while we have announced our intent to be acquired by Tesla, remember, that this transaction has not closed yet. We have a business to operate, commitments to meet and a responsibility to our customers to continue to provide them with unparalleled service and the industry’s best solutions. I ask all of you to please stay focused on our mission and continue to provide our customers with best-in-class service.

If there are any questions, please ask and as always, work with your direct supervisor and the Executive Team to ensure successful outcomes. As things progress, we will keep you apprised of developments as we are able to. Remember, we are still a public company and there are certain restrictions as to what we can and cannot do from the time the Merger Agreement was signed through closing, which is why it is even more imperative that we focus on our jobs, continue to collaborate, and maintain a relentless focus on exceeding our customers’ needs.

Let’s continue to execute on our plan and know you will have the full support of management.

If you receive any outside communications and/or inquiries on this matter, please refer all of them to our communications partner GW Communications, specifically Glenn Wiener (gwiener@GWCco.com) and Steve Hoechster (shoechster@GWCco.com).

Thank you,

Franz Fink, President and Chief Executive Officer

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Maxwell will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Tesla and its acquisition subsidiary will file a tender offer statement on Schedule TO, Tesla will file a registration statement on Form S-4 and Maxwell will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Maxwell’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tesla will be available free of charge under the Financials heading of the Investor Relations section of Tesla’s website at ir.tesla.com/investor-relations. Copies of the documents filed with the SEC by Maxwell will be available free of charge under the SEC filings heading of the Investors section of Maxwell’s website at investors.maxwell.com.